SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

REINHOLD INDUSTRIES, INC.

(Name of Subject Company (Issuer))

REINHOLD ACQUISITION CORP.
REINHOLD HOLDINGS, INC.
RESOLUTE FUND PARTNERS, LLC
THE RESOLUTE FUND, L.P.
THE RESOLUTE FUND NETHERLANDS PV I, L.P.
THE RESOLUTE FUND NETHERLANDS PV II, L.P.
THE RESOLUTE FUND SINGAPORE PV, L.P.
THE RESOLUTE FUND NQP, L.P.

(Names of Filing Persons (Offerors))

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

75935A 10 9
(CUSIP Number of Class of Securities)

Jonathan F. Boucher
Reinhold Acquisition Corp.
c/o The Jordan Company, L.P.
767 Fifth Avenue
New York, NY 10153
Telephone: (212) 572-0800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
James B. Carlson
Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019
Telephone: (212) 506-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$41,322,413	$4,421.50

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). The calculation of the transaction value assumes the purchase of (i) 3,292,105 outstanding shares of Class A common stock of Reinhold Industries, Inc., a Delaware corporation (the ‘‘Company’’) and (ii) 13,688 shares of Class A common stock reserved for deferred issuance pursuant to the Company's Directors' Deferred Stock Plan, each at an offer price of $12.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $107 per $1,000,000 of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No: Filing Party: Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

Items 1-9, and Item 11.

This Tender Offer Statement on Schedule TO is filed by Reinhold Holdings, Inc., a Delaware corporation (‘‘Parent’’), and Reinhold Acquisition Corp., a Delaware corporation (‘‘Purchaser’’) and wholly owned subsidiary of Parent. This statement relates to the tender offer (the ‘‘Offer’’) by Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the ‘‘Company Common Stock’’), of Reinhold Industries, Inc., a Delaware corporation (the ‘‘Company’’), at a price per share of Company Common Stock equal to $12.50 (the ‘‘Offer Price’’), net to the seller in cash, less any required withholding of taxes and without the payment of interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2006 (the ‘‘Offer to Purchase’’) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the ‘‘Offer’’), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Schedule TO.

The Resolute Fund, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., The Resolute Fund Singapore PV, L.P. and The Resolute Fund NQP, L.P. (collectively, the ‘‘Investment Partnerships’’) are listed on the cover page of this Schedule TO because they are the equity owners of Parent and, as a result, may be deemed to indirectly control Purchaser. Resolute Fund Partners, LLC is listed on the cover page of this Schedule TO because it is the general partner of each of the Investment Partnerships and, as a result, may be deemed to indirectly control Purchaser. However, none of the Investment Partnerships and Resolute Fund Partners, LLC are participating in the Offer and each such entity disclaims any status as a bidder in the Offer.

As permitted by General Instruction F to Schedule TO, the information set forth in the Offer to Purchase (including Schedules I and II attached thereto) and the Letter of Transmittal are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO.

Item 10.    Financial Statements

Not Applicable.

Item 12.    Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated November 9, 2006.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated November 9, 2006.
(a)(1)(v)	Letter to Clients, dated November 9, 2006.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Press release issued by the Company on November 2, 2006 (incorporated herein by reference to Schedule TO-C filed by Purchaser with the SEC on November 2, 2006).
(a)(5)(ii)	Summary Advertisement as published in The Wall Street Journal on November 9, 2006.
(b)	None.

Exhibit Number	Description
(d)(1)	Agreement and Plan of Merger, dated as of November 2, 2006, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by Parent and Purchaser with the SEC on November 9, 2006).
(d)(2)	Shareholders Agreement, dated as of November 2, 2006, between Purchaser and Shareholders listed therein (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by Parent with the SEC on November 9, 2006).
(d)(3)	Confidentiality Agreement dated as of April 25, 2006 by and between The Jordan Company, L.P. and Reinhold Industries, Inc.
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REINHOLD ACQUISITION CORP.

By: /s/ Jonathan F. Boucher Name: Jonathan F. Boucher Title: President
REINHOLD HOLDINGS, INC.
By: /s/ Jonathan F. Boucher Name: Jonathan F. Boucher Title: President
THE RESOLUTE FUND, L.P. THE RESOLUTE FUND NETHERLANDS PV I, L.P. THE RESOLUTE FUND NETHERLANDS PV II, L.P. THE RESOLUTE FUND SINGAPORE PV, L.P. THE RESOLUTE FUND NQP, L.P.
By: RESOLUTE FUND PARTNERS, LLC, as the general partner
By: /s/ Jonathan F. Boucher Name: Jonathan F. Boucher Title: Managing Principal
RESOLUTE FUND PARTNERS, LLC
By: /s/ Jonathan F. Boucher Name: Jonathan F. Boucher Title: Managing Principal

Dated: November 9, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated November 9, 2006.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated November 9, 2006.
(a)(1)(v)	Letter to Clients, dated November 9, 2006.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Press release issued by the Company on November 2, 2006 (incorporated herein by reference to Schedule TO-C filed by Purchaser with the SEC on November 2, 2006).
(a)(5)(ii)	Summary Advertisement as published in The Wall Street Journal on November 9, 2006.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of November 2, 2006, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by Parent and Purchaser with the SEC on November 9, 2006).
(d)(2)	Shareholders Agreement, dated as of November 2, 2006, between Purchaser and Shareholders listed therein (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by Parent with the SEC on November 9, 2006).
(d)(3)	Confidentiality Agreement dated as of April 25, 2006 by and between The Jordan Company, L.P. and Reinhold Industries, Inc.
(g)	None.
(h)	None.